SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

Nominees for Executive Directors

On February 20, 2008, Kookmin Bank disclosed details regarding the nominees for executive directors to be appointed at the general meeting of shareholders to be held on March 20, 2008.

Nominees for Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
In Gyu Choi (Newly appointed) (12/23/1955)	• Senior Executive Vice President & Head of the Strategy Group, Kookmin Bank	• General Manager, Seochobuk Branch, Kookmin Bank • General Manager, Human Resources Supporting Department, Kookmin Bank • Executive Vice President, Strategic Planning Division, Kookmin Bank	• B.A. in Business Administration, Yonsei Univ. • M.B.A., The George Washington Univ.	Republic of Korea	3 yrs

Donald H. MacKenzie (Newly appointed) (12/20/1948)	• Senior Executive Vice President & CFO, Kookmin Bank	• Partner, KPMG Peat Marwick • Vice President, Goldman Sachs • Managing Director, ING Barings • Country Manager, ING Bank Japan • Senior Executive Vice President & CRO, Kookmin Bank	• B.A. in Economics, Univ. of British Columbia • Canadian Institute of Chartered Accountants (CICA)	Canada	3 yrs

Yong Hwa Cheong (Newly appointed) (07/12/1952)	• Director, Business Operating Division, National Credit Union Federation of Korea

•   Director, Bank Examination Department 1, Financial Supervisory Service

•   Director, Examination Planning & Coordination Department, Financial Supervisory Service

•   Assistant Governor, Financial Supervisory Service

			• B.A. in Law, Korea Univ. • M.S. in Business Administration, Korea Univ.	Republic of Korea	3 yrs

Kookmin Bank also amended the details regarding Mr. Chan Soo Kang, one of the nominees for non-executive directors, to amend his stated nationality from Republic of Korea to United States of America as follows:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Chan Soo Kang (Newly appointed) (11/23/1961)	• President & Chairman, Kang & Company. Ltd. • Non-executive Director, SK Holdings Co., Ltd.	• Executive Director, BT Wolfensohn • CEO, Seoul Securities Co., Ltd. • Adjunct Professor, Ewha Womans Univ.	• B.A. in Economics, Harvard Univ. • M.B.A., Wharton School, Univ. of Pennsylvania	United States of America	3 yrs

Nominee for member of Audit Committee,

who is not a non-executive director

On February 20, 2008, Kookmin Bank disclosed details regarding the nominee for the member of the Audit Committee, who is not a non-executive director, to be appointed at the general meeting of shareholders to be held on March 20, 2008.

Nominee for member of Audit Committee, who is not a Non-Executive Director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Yong Hwa Cheong (Newly appointed) (07/12/1952)	• Director, Business Operating Division, National Credit Union Federation of Korea

•   Director, Bank Examination Department 1, Financial Supervisory Service

•   Director, Examination Planning & Coordination Department, Financial Supervisory Service

•   Assistant Governor, Financial Supervisory Service

			• B.A. in Law, Korea Univ. • M.S. in Business Administration, Korea Univ.	Republic of Korea	3 yrs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 20, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	CFO / Senior EVP